Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 9, 2013

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 9, 2013. Each of the matters is described in greater detail in the Notice of the 181st Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	631,034,613	96.38	23,703,314	3.62
C.J. Chen	651,688,417	99.53	3,049,586	0.47
David A. Dodge	648,436,641	99.04	6,301,362	0.96
N. Ashleigh Everett	646,647,332	98.76	8,090,711	1.24
John C. Kerr	632,200,824	96.56	22,536,705	3.44
John T. Mayberry	632,614,460	96.62	22,123,543	3.38
Thomas C. O’Neill	643,740,113	98.32	10,997,416	1.68
Brian J. Porter	635,392,801	97.05	19,345,202	2.95
Aaron W. Regent	647,835,094	98.95	6,902,909	1.05
Indira V. Samarasekera	633,687,697	96.78	21,050,346	3.22
Susan L. Segal	644,020,389	98.36	10,717,614	1.64
Paul D. Sobey	630,177,215	96.25	24,560,099	3.75
Barbara S. Thomas	633,566,573	96.77	21,170,741	3.23
Richard E. Waugh	644,639,921	98.46	10,096,787	1.54

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
660,734,956	99.35	4,326,004	0.65

3.	Advisory vote on non-binding resolution on Executive Compensation Approach

Votes For	% For	Votes Against	% Against
617,804,259	94.41	36,570,695	5.59

4.	Shareholder Proposal No. 1

Pension Plans: Increased Disclosure of Oversight

Votes For	% For	Votes Against	% Against	Abstentions*
14,425,941	2.22	635,261,562	97.78	5,048,346

5.	Shareholder Proposal No. 2

Fairness of Treatment with Respect to Pension Plans

Votes For	% For	Votes Against	% Against	Abstentions*
12,218,703	1.87	640,504,886	98.13	2,021,225

6.	Shareholder Proposal No. 3

Director Share Ownership

Votes For	% For	Votes Against	% Against	Abstentions*
20,684,192	3.17	632,037,282	96.83	2,025,814

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.